September 4, 2012

VIA EDGAR TRANSMISSION

Bo J. Howell

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass EMP Funds Trust. File Nos. 333-181176 and 811-22696

Dear Mr. Howell:

On May 4, 2012 Compass EMP Funds Trust (the "Registrant"), on behalf of the 17 separate series (each a "Fund", collectively, the "Funds") of the Registrant, filed a Registration Statement under the Securities Act of 1933 on Form N-1A.  On June 7, 2012, you provided written comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

Fund Summary - Compass EMP U.S. Large Cap 500 Volatility Weighted Fund

Fees and Expenses of the Fund

Comment 1.

Please disclose in the fee table the $15 wire redemption fee.  See the How to Redeem Shares section of the prospectus.

Response.

The requested change has been made.

Comment 2.

Please explain why the fee table has an AFFE line item, because the Principal Investment Strategies section does not refer to investments in other funds.

Response.

The Registrant has included an AFFE line item, because estimates that the cost of investing in money market funds will be 0.01% or higher.

Comment 3.

Footnote 2 to the fee table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response.

The Registrant confirms that the fee waiver and expense reimbursement agreement will be filed as an exhibit to the registration statement, and such agreement will remain in effect for at least one year from the date of the effective date of the registration statement.

Principal Investment Strategies

Comment 4.

The Fund tracks the CEMP U.S. Large Cap 500 Volatility Weighted Index (the "Large Cap Index").  Please disclose the minimum market capitalization included in the Large Cap Index and explain to us why the minimum capitalization is consistent with the generally accepted definition of large capitalization companies.  Also, since the Large Cap Index may be composed of less than 500 companies, please explain why the index's name is not misleading.  Finally, disclose if the index is weighted toward high or low volatility securities.  Based on your responses we may have additional comments.

Response.

The Registrant notes that the Large Cap Index is composed from the 500 largest companies.  Therefore, because the Fund measures capitalization from the largest through the next 499 largest companies, no minimum is contemplated.  Rather, the minimum capitalization will move up and down with market conditions.  The Registrant believes that prospective shareholders will not be misled because the index construction method discloses that some companies may be excluded because of a lack of consistent positive earnings.  The Registrant notes that the index is weighted by relative volatility and by implication will tend to have equal representation from above-average and below-average volatility securities.

Comment 5.

The third paragraph states that the Fund may invest in index swap agreements.  Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), http://www.sec.gov/divisions/investment/ guidance/ici073010.pdf.)

Response.

The Registrant has reviewed its current strategy disclosure with respect to derivatives as well as accompanying risk disclosures and notes that it describes their use as a substitute for securities.  The Registrant has amended risk disclosure to assure they are consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

Comment 6.

The Fund's 80 percent investment policy of investing in stocks within the Large Cap Index also includes investments in index swap agreements (i.e. derivative investments).  Please explain why index swap agreements may be included in the 80 percent basket of Large Cap Index securities.  See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001), http://www.sec.gov/rules/final/ic-24828.htm.  Please provide a similar response for all of the Funds that include derivatives toward their respective 80 percent investment policy.

Response.

The Registrant believes that including swaps (and futures in the case of some of the Funds in the Trust) that are mere substitutes for specific securities does not violate Rule 35d-1.  While the Rule and the adopting release do not expressly include “capitalization,” the Registrant notes that in “Frequently Asked Questions about Rule 35d-1 (Investment Company Names), December 4, 2001, the staff noted that “Terms such as "small-, mid-, or large-capitalization" suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the Rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.  Here, the Registrant believes that by reasonably defining swaps (and futures in the case of some of the Funds) as within the ambit of the 80% calculation, the Fund’s prospectus disclosure is consistent with staff guidance.  Furthermore, for example, the Rule contemplates that a fund with a geographic region in its name (such as U.S) may satisfy the Rule by investing “…80% of the value of its Assets in investments that are tied economically (emphasis added)…” to the relevant region.  Here, the Fund’s use of a swap as a security substitute is expected to produce an economic result to shareholders identical to holding the reference securities (except for very slight differences related to any fees included in the terms of a swap) and thus “economically tied” to U.S. large cap securities.  The Registrant also notes that this treatment appears to be consistent with market practice (e.g. BlackRock S&P 500 Index Fund, which under normal circumstances, invests at least 80% of assets in securities or other financial instruments that are components of or correlated with the S&P 500 (emphasis added)) of including derivatives for the purpose of meeting the 80% test.  The Registrant notes that all the Funds in the Trust, except Compass EMP Commodity Long/Short Strategies Fund, Compass EMP Commodity Strategies Volatility Weighted Fund. Compass EMP Managed Futures Strategy Fund and Compass EMP One Year Fixed Income Fund (which will be renamed Compass EMP Ultra Short-Term Fixed Income Fund), have an 80% policy and include swaps and/or futures in the measurement of investments for purposes of meeting the 80% policy.

Comment 7.

Please confirm to us that index swap agreements are the only type of derivative investments that the Fund intends to employ as a principal investment.  If the Fund intends to employ other types of derivative investments as principal investments, please disclose these other types in this section.

Response.

The Registrant confirms that index swap agreements are the only type of derivative investments that the Fund intends to employ as a principal investment strategy.  Other Funds in the Trust include futures contracts in their principal strategies and have futures-related strategy and risk disclosures.

Comment 8.

Disclosure in this section says the Fund may invest up to 25 percent of its assets in derivatives contracts with one counterparty.  Since the Fund may invest a significant amount of assets in transactions with one counterparty please provide appropriate counterparty risk disclosure in the principal risks section, including the name of the counterparty.

Response.

The Registrant has amended disclosure to include counterparty risk, but does not believe it can identify counterparties prior to commencement of operations.

Principal Risks of Investing in the Fund

Comment 9.

If the Fund will invest primarily in high volatility stocks, then please disclose the principal risks of these stocks.  Also, given the Fund's principal investment strategies includes derivative investments, please disclose relevant liquidity risks.

Response.

The Registrant notes that the Fund does not invest primarily in high volatility stocks and that it does not believe liquidity risk is a principal risk of swap agreements.

Fund Summary - Compass EMP U.S. Small Cap 500 Volatility Weighted Fund

Principal Investment Strategies

Comment 10.

See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Fund Summary- Compass EMP International 500 Volatility Weighted Fund

Principal Investment Strategy

Comment 11.

The index tracked by the Fund includes companies with their headquarters in a "developed country (excluding the U.S. and emerging markets)."  Please disclose the Fund's definition of "developed country" and "emerging markets."

Response.

The Registrant has amended disclosure to define emerging market and notes that it believes developed market is commonly understood by prospective shareholders and is also defined by implication as a non-emerging market.

Comment 12.

See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Fund Summary - Compass EMP Emerging Market 500 Volatility Weighted Fund

Principal Investment Strategies

Comment 13.

See Comment 6 regarding using derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Fund Summary - Compass EMP REIT Hedged Volatility Weighted Fund

Principal Investment Strategies

Comment 14.

Disclosure in this section refers to the CEMP REIT Hedged Volatility Weighted Index (the "REIT Index") as an unmanaged index, but the REIT Index employs a hedging strategy that depends on the management of the REIT Index.  Please explain why the Fund refers to the index as "unmanaged" when it appears that there is some management of the index's hedging strategy.

Response.

The Registrant believes that, in spite of a potential hedging element in the index’s composition, the index is nonetheless unmanaged because it does not rely upon discretionary human intervention but rather mathematical formulas.

Comment 15.

Please explain how the Fund's principal investment strategy of investing primarily in the securities of Real Estate Investment Trusts ("REITs") is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in any one industry or group of related industries.

Response.

The Registrant notes that the Fund restricts concentration by limiting investment in each industry that operates as a REIT (for example storage REITs) to no more than 25% of its assets.

Comment 16.

Disclosure in this section says, "[d]uring a period of market decline, the Index's exposure to the market may be as low as 25% depending on the magnitude and duration of such decline."

a.

Please define the "market" referred to in this statement (e.g., the REIT market).

Response.

The Registrant has amended relevant disclosure to specify “REIT market.”

b.

Also, please disclose the Fund's investment strategy during these periods.

Response.

The Registrant notes that the conditions described above would most likely constitute a period that does not comport with “normal market conditions” and the Fund’s investments would be managed as described under “Temporary Defensive Positions.”

c.

Finally, explain to us why the Fund investing less than 80 percent of its assets in the particular type of investment included in the Fund's name (i.e., REITs) does not violate Rule 35d-1 under the Investment Company Act of 1940 (the "Company Act"). Please provide a similar response for the other "hedged" Funds (e.g., U.S. Equity, U.S. Bond).  We may have additional comments based on your response.

Response.

The Registrant notes that the Fund’s 80% investment policy refers to stocks (or swaps as substitutes for stocks) in the index, not the index itself and therefore does not pose Rule 35d-1 concerns.

Comment 17.

See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Fund Summary - Compass EMP U.S. Equity Hedged Volatility Weighted Fund

Principal Investment Strategies

Comment 18.

See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Fund Summary - Compass EMP U.S. Equity Long/Short Fund

Fees and Expenses of the Fund

Comment 19.

Please confirm to us that estimates of dividends paid on the Fund's short sales transactions are included in the Annual Expense section of the Summary of Fund Expenses.  See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93.j (May 2010).

Response.

The Registrant confirms that estimates of dividends paid on the Fund's short sales transactions are included in the Annual Expense section of the Summary of Fund Expenses.

Principal Investment Strategies

Comment 20.

This section's definition of equity includes futures on common stock or stock indices and swap agreements on common stock or stock indices.  Please explain to us why the Fund views this definition of equity as reasonable given that it encompasses derivative investments.

Response.

Please refer to the Registrant’s response to Comment 6.

Comment 21.

See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Comment 22.

Disclosure in this section says the Fund intends to invest in both long and short positions.  Please disclose whether the Fund has a policy of maintaining a target ratio of long positions to short positions.

Response.

The Fund has no policy of maintaining a target ratio of long positions to short positions.

Comment 23.

Additionally, please explain to us whether the Fund will count short positions as part of its 80 percent investment policy of investing in equity securities of companies that have their headquarters in the U.S. and the stock of which trades on a U.S. exchange.  If the Fund will count short positions as part of its 80 percent investment policy, please explain to us how it will value those positions for purposes of meeting that policy.

Response.

The Fund will count short positions as part of its 80 percent investment policy as measured by their absolute value.

Comment 24.

The final sentence in this section says "[t]he Fund's adviser uses the model to attempt to achieve high, low or negative correlations to the broader equity markets."  Because this is a broad range of correlation, please disclose when and why the adviser will seek each correlation.

Response.

The Registrant notes that the disclosure explaining that the adviser may seek to achieve high, low or negative correlations to the broader equity markets is merely an elaboration of the basic theme of investing long and or short and is intended explain the strategic implications of the adviser’s proprietary model.

Principal Risks of Investing in the Fund

Comment 25.

Please delete the Tracking Risks disclosure as this Fund does not track an index.

Response.

The Tracking Risks disclosure has been deleted.

Comment 26.

Since this Fund relies on the active management of the Fund's investment adviser, please include disclosure on the risks of active management.

Response.

The Registrant has amended risk disclosures to include management risk.

Fund Summary - Compass EMP International Equity Hedged Volatility Weighted Fund

Principal Investment Strategies

Comment 27.

See Comment 6 regarding the use of derivative investments toward the Fund's 80 percent investment policy.

Response.

Please refer to the Registrant’s response to Comment 6.

Fund Summary - Compass EMP Commodity Long/Short Strategies Fund

Principal Investment Strategies

Comment 28.

Based on the description of the Fund's principal investment strategies, it appears that the Fund may be primarily engaged in buying and selling derivative instruments which are not securities under Section 2(a)(36) of the Company Act.  Please provide us with your legal analysis as to whether such contracts are securities and why the Fund is an "investment company" under Section 3(a) of the Company Act.  See Peavey Commodity Futures Fund I, II, III (pub. avail. June 2, 1983) ("In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss.").  Please provide a similar analysis for the Commodity Strategies Volatility Weighted Fund and the Managed Futures Strategy Fund.

Response.

The Registrant believes each of the EMP Commodity Long/Short Strategies Fund, Commodity Strategies Volatility Weighted Fund and the Managed Futures Strategy Fund is an investment company as defined under Section 3(a)(1)(A) of the Investment Company Act of 1940 because each Fund "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities."  Upon commencement of operations, each Fund will be and will hold itself out as being primarily in the business of investing in securities.  Furthermore, each Fund's assets will consist almost entirely of securities such as debt instruments of various types of issuers, securities of limited partnerships and securities of limited liability companies, although some or many limited partnerships and limited liability companies will have returns based upon commodities.  While the principles in Peavey suggest that an entity wishing to avoid regulation as an investment company may invoke the Peavey-style economic analysis, there is no aspiration by the Funds to avoid regulation as an investment company.  Overall, the Registrant does not believe the relationship of Fund’s returns to commodities changes their status as investment companies.

Comment 29.

The first sentence in this section says the Fund's subsidiary "will invest primarily in (long and short) commodity futures as well as fixed income securities and other investments" to cover those derivative positions.  Please disclose the subsidiary's methodology for selecting investments.

Response.

The Registrant has amended investment strategy disclosure to include the adviser’s methodology for selecting investments for the subsidiary.

Comment 30.

Disclosure in this section does not mention any concentration limitations.  Please explain how the Fund's principal investment strategy of investing in commodities is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in commodities that would expose the Fund to any one industry or group of related industries (e.g., Agricultural Products-Crops, Metal Mining, Crude Petroleum & Natural Gas, etc.).

Response.

The Registrant has amended related prospectus and SAI disclosures to state the each relevant Fund limits its exposure to one commodity to 25%.

Comment 31.

Please explain to us the Fund's basis for treating income generated by the Subsidiary as qualifying income under Sub-Chapter M of the Internal Revenue Code in light of the decision by the Internal Revenue Service to suspend private-letter rulings for funds seeking indirect exposure to commodities.  Also, please advise us if the Fund has obtained an opinion of legal counsel relative to the Fund's position.  Please provide a similar analysis for the Commodity Strategies Volatility Weighted Fund and the Managed Futures Strategy Fund.

Response.

The Registrant notes that the relevant Funds (as presently disclosed) are relying upon qualifying income statutory authority under Section 851 of the Internal Revenue Code.  Therefore the Funds are not affected by private letter rulings.  The Registrant believes the statutory authority is satisfactory and has not sought an opinion of legal counsel on this point.

Comment 32.

Disclosure in this section provides the Fund's expected "average fixed-income maturity."  Since average maturity does not give an accurate description of the Fund's maturity policy, please provide the range of the Fund's dollar-weighted average portfolio maturity.

Response.

The Registrant notes that even though the Fund’s fixed income portfolio average maturity is expected to be 1 year, by implication this leaves open the possibility that an individual security could have any maturity.  The Registrant believes that average maturity is generally understood to mean dollar-weighted average maturity and that average maturity conveys the essential character of the Fund’s fixed income portfolio while avoiding potential shareholder confusion that might be caused by disclosures addressing any security-specific limits.

Comment 33.

Disclosure in this section also provides the Fund's expected "average credit quality."  Please remove this disclosure from the registration statement unless the Fund confirms that an independent rating agency has verified the calculation.  If an independent rating agency has verified the calculation then please provide appropriate disclosure.

Response.

The Registrant does not believe there is any regulatory requirement or command that an independent rating agency has verified the calculation of average credit quality and believes that Fund-provided computations are common practice and ready accepted by prospective shareholders.

Principal Risks of Investing in the Fund

Comment 34.

Based on the Fund's principal investment strategy, please include disclosure on counterparty risk and subsidiary tax risk.

Response.

The Registrant has amended derivatives risk to include counterparty risk.  The Registrant does not believe subsidiary tax risk is a principal risk (please refer to response to comment 31).

Fund Summary - Compass EMP Commodity Strategies Volatility Weighted Fund

Principal Investment Strategies

Comment 35.

Disclosure in this section says the CEMP Commodity Volatility Weighted Index will "limit exposure to any particular commodity to 25%."

a.

Please define commodity industries and groups of related commodity industries for purposes of the concentration policy.

Response.

Please refer to the Registrant’s response to Comment 30.

b.

Also, the Fund's policy to limit exposure to any particular commodity to 25 percent would permit the Fund to invest more than 25 percent of its assets in related commodities that may be part of the same industry or group of related industries.  Please explain how the Fund's principal investment strategy is consistent with the Fund's concentration policy, which prohibits the Fund from investing more than 25 percent of its assets in any one industry or group of related industries (e.g., Agricultural Products-Crops, Metal Mining, Crude Petroleum & Natural Gas, etc.).

Response.

Please refer the Registrant’s response to Comment 30.

Principal Risks of Investing in the Fund

Comment 36.

Given the Fund's principal investment strategies, which includes fixed-income and derivative investments, please include the following risks: (1) liquidity risk, (2) regulatory risk, and (3) subsidiary tax risk.  Also, if applicable, disclose currency risk and foreign or emerging market risks.

Response.

The Registrant does not believe these are principal investment risks and therefore has not included them in the risk disclosures.

Fund Summary - Compass EMP Managed Futures Fund

Principal Investment Strategies

Comment 37.

See Comment 30 regarding the Fund's concentration policy as it applies to this Fund's commodity investments.

Response.

Please refer the Registrant’s response to Comment 30.

Fund Summary - Compass EMP U.S. Hedged Bond Fund

Principal Investment Strategy

Comment 38.

The Fund's name - U.S. Hedged Bond Fund - suggests that the Fund will primarily invest in U.S. government bonds.  Since U.S. government bonds are a particular type of investment, please revise the Fund's principal investment strategy to include disclosure that the Fund will invest at least 80 percent of its assets in only U.S. government bonds.  See Rule 35d-1 under the Company Act.  Currently, the Fund's 80 percent investment includes investments in bonds issued by U.S. companies and investments in other investment vehicles.  Both of these types of investments are inconsistent with the Fund's name.  Also, be sure that the disclosure in this section is consistent throughout.  The current 80 percent investment policy appears to conflict with the first sentence of the Fund's principal strategy.

Response.

The Registrant notes that it does not believe that U.S. is synonymous with U.S. Government and therefore does not believe that at least 80 percent of the Fund’s assets must be invested in U.S. government bonds.

Comment 39.

Please disclose the maturity or credit quality policies relating to the Fund's direct fixed income investments.

Response.

The Registrant notes that the Fund’s maturity and credit quality policies are presently disclosed by means of average maturity and average credit quality.  Please also refer to the Registrant’s responses to Comment 32 and Comment 33.

Fund Summary - Compass EMP U.S. Enhanced Bond Fund

Principal Investment Strategy

Comment 40.

See Comment 38 regarding the Fund's name and its principal investment strategy.

Response.

Please refer to the Registrant’s response to Comment 38.

Principal Risks of Investing in the Fund

Comment 41.

If the Fund intends to invest in pooled investment vehicles and other investment companies, then please include appropriate risk disclosure.

Response.

The Registrant has amended risk disclosures to include pooled investment vehicle risks.

Fund Summary - Compass EMP International Enhanced Bond Fund

Principal Investment Strategies

Comment 42.

There appears to be a conflict between the Fund's 80 percent investment policy and its principal strategy.  The first sentence of the Fund's principal strategy says it will primarily invest only in "fixed-income futures related to bonds issued by foreign (non-U.S. and non-emerging markets) companies and governments."  But the Fund's 80 percent investment policy states it will invest "directly in bonds issued by companies headquartered outside of the U.S. and not in emerging markets countries or foreign (non-emerging markets) government entities or agencies or indirectly in such investments through limited partnerships, limited liability companies and other types of pooled investment vehicles that primarily invest in such bonds or bond futures."  Please revise the Fund's principal strategy to be consistent with its 80 percent investment policy.

Response.

The inconsistency has been corrected.

Fund Summary - Compass EMP One Year Fixed Income Fund

Comment 43.

Since the Fund has "one year" in its name, please revise the Fund's 80 percent investment policy to include only investments in fixed-income securities with a remaining maturity of one year.

Response.

The Registrant notes that the Fund has been renamed Compass EMP Ultra Short-Term Fixed Income Fund.

Additional Information About Principal Investment Strategies and Related Risks

Investment Objectives

Comment 44.

This section states the Funds' investment objectives are non-fundamental and may be changed without shareholder approval.  Please describe who has the authority to change each Funds' investment objective (e.g., the board of trustees).

Response.

The Registrant has amended the disclosure to state that the Board of Trustees has the authority to change each Fund’s investment objective.

Principal Investment Strategies

Comment 45.

The following comments apply to more than one Fund.

a.

For all index-based Funds, please provide a detailed explanation of each index's methodology for determining its volatility weighting, including an example of how the index will adjust the portfolio based on changes in a security's volatility.  The example should address both an increase and decrease in a security's volatility.

Response.

The Registrant notes that, as presently disclosed, holdings are weighted by return volatility and by implication above-average volatility assets will have a lower weighting while below-average volatility assets will have higher weighting.

b.

Also for all index-based Funds, please explain how the Funds will keep their sector exposure below 25 percent (for purposes of the Funds' concentration policy) but still meet the generally accepted definition of "index" funds.  If any of the Funds will invest more than 25 percent of its assets in an industry or group of related industries, please include appropriate disclosure in the principal investment strategy section and explain to us how this concentration is consistent with the Funds' fundamental policy to not concentrate in any industry.

Response.

The indexes by their terms limit sector exposure to 25 or 20 percent.  The Funds will limit industry and group of industry exposure to 25 percent by conventional portfolio monitoring.  Also, the Registrant is not aware of any generally accepted definition of index that would require sector exposure to be below 25 percent.

Comment 46.

International Fund: Disclosure in this section states "[t]he Index includes only companies with . . . sufficient liquidity based on the average volume of shares traded."  Please describe what level of liquidity is sufficient and what exchange(s) will be used to determine the trade volume.

Response.

The Registrant has amended disclosures to define sufficient liquidity.

Comment 47.

Emerging Market Fund: This section provides the REIT Fund's disclosure.  Please delete and provide the appropriate disclosure for this Fund.

Response.

The appropriate emerging markets disclosure has been proved and the erroneous disclosure removed.

Management

Portfolio Managers

Comment 48.

Regarding Mr. Rob Bateman, disclosure currently states that the adviser has employed him for the past five years.  Please disclose the year Mr. Bateman started at the adviser.

Response.

The disclosure for Mr. Batemen has been amended as requested.

Frequent Purchases and Redemptions of Fund Shares

Comment 49.

Please describe with specificity the policies and procedures approved by the Fund's board.  See Item 11(e)(4)(iii) of Form N-1A.  The board's policies should not be open to the subjective decision making of the adviser.

Response.

The Registrant has amended the disclosure to remove references to subjective decision making.

Statement of Additional Information

Investment Restrictions

Comment 50.

In Investment Restriction 5, disclosure says the Fund will not "[i]nvest 25% or more of the market value of its assets in the securities of companies engaged in any one industry."  Please include "or group of related industries" at the end of this sentence.  See Section 8(b) of the Company Act (referring to "a particular industry or group of industries.").

Response.

The requested change has been made.

Investments and Risks - Wholly-Owned Subsidiary

Please confirm to the staff supplementally that:

a.

all subsidiary expenses are included in the fee table;

Response.

The Registrant confirms that all subsidiary expenses are included in the fee table.

b.

the subsidiary's board of directors will sign the Trust's registration statement, and any subsequent pre-effective and post-effective amendments;

Response.

The Registrant confirms that the subsidiary's board of directors will sign the Trust's registration statement, and any subsequent pre-effective and post-effective amendments.

c.

the subsidiary will consent to service of process within the United States, and to examination of its books and records;

Response.

The Registrant confirms that the subsidiary will consent to service of process within the United States, and to examination of its books and records.

d.

the subsidiary will have the same custodian and independent auditor as the Trust;

Response.

The Registrant confirms that the subsidiary will have the same custodian and independent auditor as the Trust, although the audit will be conducted on a consolidated basis with the respective Fund.

e.

the subsidiary intends to comply with Sections 10 and 16 of the Company Act relating to the composition of its board of directors.

Response.

The Registrant confirms that the subsidiary intends to comply with Sections 10 and 16 of the Company Act relating to the composition of its board of directors.

f.

the subsidiary's financial statements will be audited and filed with a regulatory body, such as the Securities and Exchange Commission; and

Response.

The Registrant notes that the subsidiary’s financial statements will be consolidated with those of the respective Fund and the Fund’s financial statements will be audited and filed with the Securities and Exchange Commission.

g.

the subsidiary will meet all the requirements of the Company Act to the same extent as the Fund.  In particular, please confirm that the subsidiary will comply with section 8 of the Company Act relating to investment policies, section 17 relating to affiliated transactions and custody, and section 18 relating to capital structure and leverage, and with the Company Act requirements concerning pricing and accounting.

Response.

The Registrant confirms that the subsidiary will meet all the requirements of the Company Act to the same extent as the Fund, and when measured on a consolidated basis with the Fund, the subsidiary will comply with section 8 of the Company Act relating to investment policies, section 17 relating to affiliated transactions and custody, and section 18 relating to capital structure and leverage, and with the Company Act requirements concerning pricing and accounting.

Trustee Qualifications

Comment 51.

Please disclose in this section whether the chairman of the board is an interested person and provide the related disclosure required by Item 17(b )(1) of Form N-1 A.

Response.

The requested disclosure has been added.

Comment 52.

Please be sure to include a specific discussion of each trustees' experience and qualifications and a specific conclusion as to why that individual should serve as a trustee of the Funds.  See Item 17(b)(10) of Form N-IA (requiring an individual-specific discussion and conclusion).

Response.

The requested disclosure has been added.

General Comments

53.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

54.

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

55.

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

56.

Please advise us if you have submitted or expect to submit exemptive applications or no action requests in connection with your registration statement.  In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

57.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

58.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

59.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

×

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

×

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

×

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant and the adviser have applied for an exemptive order (the “Order”) from the SEC that would permit the adviser, with Board of Trustees approval, to enter into sub-advisory agreements with sub-advisers without obtaining shareholder approval.  The Order, if granted, would also permit the adviser, subject to the approval of the Board of Trustees, to replace sub-advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the adviser and the Trustees believe such action will benefit a Fund and its shareholders.  The Registrant will not condition any request to declare the Registrant’s registration statement effective upon the status of the Order.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP